UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Liveable Cities Selects Sierra Wireless LPWA Solution for Smart City Applications

Liveable Cities’ smart city solutions empower municipalities to enable safer and more efficient communities using existing street lighting infrastructure

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 11, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that Liveable Cities, a division of Canada-based LED Roadway Lighting, has selected Sierra Wireless’ LPWA solution to enable smart city applications. Liveable Cities is using Sierra Wireless Ready-to-Connect HL78 modules for its SilQ Luminaire streetlight and the tool-less Sensor Platform (TSC) ANSI Controller, which can add radar, pollution and noise sensors to transform any streetlight into a network that provides data to cities to help them reduce pollution and keep citizens safe.

The Sierra Wireless LPWA solution connects sensors integrated in the Luminaire streetlight or TSP platform and securely transmits speed, pollution and noise data over cellular networks to Liveable Cities’ SMARTLINX cloud platform for analysis. City planners can use the data to understand speed, pollution and acoustic patterns across the city, evaluate effectiveness of reduction measures over time and make informed decisions about where to deploy additional resources.

Ken Cartmill, Vice President of Product Development, LED Roadway Lighting, said: “Municipalities are asking for solutions that will help them make evidence-based decisions and measure the outcomes of their initiatives in real time. Using cellular was the best approach, and Sierra Wireless’ LPWA solution allowed us to get to market two to three months faster by streamlining our development and deployment process. Our customers can securely connect the TSP-Radar platform anywhere in the world.”

The ubiquity of streetlights allows municipalities to deploy sensors anywhere in the community for lighting scheduling, asset management, energy reporting, traffic analytics and more. The tool-less TSP platform can be installed into virtually any streetlight in 15 seconds. “Now that we can help cities understand traffic patterns and management strategies, a logical next step is to help them understand the impacts of congestion on air quality and other factors,” added Cartmill.

Ross Gray, VP, Product Management, Sierra Wireless said: “Liveable Cities is making smart city applications practical and accessible by allowing communities to leverage their existing streetlighting infrastructure. Sierra Wireless’ LPWA solution provides the secure, reliable device-to-cloud connectivity needed for cost-effective smart city solutions.”

Industry’s Lowest Total Cost of Ownership (TCO) with Ready-to-Connect Modules
The Sierra Wireless Ready-to-Connect HL78 embedded module is the industry’s smallest multimode LPWA module, offering best-in-class power performance for global LTE-M, NB-IoT and GNSS networks. The integrated operator-agnostic smart SIM simplifies global deployment, and all SIM subscriptions and devices can be managed using the AirVantage® IoT Platform.

Ready-to-Connect modules provide the industry’s lowest TCO for OEMs and system integrators. By reducing IoT management costs and eliminating SIM logistics and truck rolls to resolve connectivity issues, Ready-to-Connect bundles reduce TCO by up to 40 percent*, compared to other available embedded modules. Customers can work with one vendor for their IoT infrastructure and avoid the complex pairing of multiple components that can lead to security vulnerabilities.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/hl7800/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

*Based on Sierra Wireless’ analysis. Customer results may vary. For more information, visit https://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/iot-sim/readytoconnect/.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: March 11, 2020